EXHIBIT 99.4
Transaction Listing Required by Item 5(c)

	Total Number of Shares of
Date of Transaction	Common Stock Sold	Average Sales Price
May 19, 2008	57,700	$ 24.8331

May 20, 2008	50,000	$ 24.7395

May 21, 2008	50,000	$ 24.6191

May 22, 2008	50,000	$ 24.6834

May 23, 2008	42,300	$ 24.4968

May 27, 2008	70,000	$ 24.6227

May 28, 2008	60,000	$ 24.1290

May 29, 2008	70,000	$ 24.3252

May 30, 2008	50,000	$ 24.2930

June 2, 2008	40,000	$ 24.3703

June 3, 2008	50,000	$ 24.1784